ARISTOTLE Spirits

Jake Howland

919.619.3128

jake@aristotlespirits.com

US Spirits Market Trends

The Industry is dominated by large producers with the top seven spirits producers account for over 60% of the U.S. spirits market. Further consolidation is expected to continue.

The rise in creative, innovative cocktails and the growing “cocktail culture” in the U.S. have helped make super-premium liquors trendy. Consumers, particularly millennials, are bypassing the value and premium liquor in search of high-end, super-premium products.

Craft spirits are filling that gap

Retailers and wholesalers are optimistic about the future growth of craft spirits, believing the market can perform as well or better than craft beer. In fact, 60% of wholesalers think that craft spirits will become more relevant to the liquor industry than craft beer is to the beer industry

Problem Statement




Spirits industry is dominated by massive corporate conglomerates and product offerings are converging on a mean (much like beer industry in the past).

Cultural convergence of industry leaves lack of authentic artisanal stories.

The market craves differentiation and unique flavors

Solution



ARISTOTLE spirits
BEST DISTILLERY
BEST GIN
BEST RUM
Raleigh's BEST
The News&Observer
2022 WINNER

Meet The Founder

Jake Howland | Founder & CEO

Jake Howland brings passion and precision to Aristotle Spirits. He founded the distillery after a chance gift of unaged whiskey to age on his own sparked a lifelong hobby. At Aristotle Spirits he has been the recipe developer and head distillery for 11 time gold/double gold winning spirits products as major competitions such as the San Francisco World Spirits Competition, the American Craft Spirits Association Awards, and the John Barleycorn Awards.



Prior to Aristotle Jake worked in the pharmaceutical industry for 17 years, leading the product development and commercialization teams and acted as the head author of the manufacturing sections for two successful New Drug Applications (Bevespi and Breztri)

He earned his B.S. in Chemistry from Vanderbilt University and his MBA from Meredith College.

Market Opportunity

US Spirits Market

$170 Billion

7.7% projected 5 yr CAGR

US Craft Spirits Market

$7.5 Billion

Prev. 5 yr CAGR 16.5%

20% projected 5 yr CAGR

Aristotle Spirits

$3-5 Million 5th yr projected revenue



Our Brand

Founded on the principles of Aristotle's "golden mean."
Achieving balance in all things



ARISTOTLE
Spirits



ARISTOTLE
Spirits
Philosopher
NEW AMERICAN
GIN



ARISTOTLE
Spirits
HABANERO
Vodka
CRAFTED IN GARNER, NC | BATCH:
HABANERO PEPPER FLAVORED VODKA
40% ALC./VOL. (80 PROOF) | 750 ML



ARISTOTLE
Spirits
Explorer
NAVY STRENGTH
RUM
CRAFTED IN GARNER, NC | BATCH:

The best things are placed between extremes - Aristotle

Products


ARISTOTLE
Vodka
ARISTOTLE
HABANERO
Vodka

Aristotle Spirits Vodka & Habanero Vodka

- Produced from Barley
- Winners of Gold at John Barleycorn


ARISTOTLE
Discovery
ARISTOTLE
Discovery
WHISKEY

Discovery Bourbon & Single Malt Whiskey

- Bourbon Finished in Apple Cider Oak
- Winner of Double Gold
- Single Malt grain mix selected for unique chocolatey finish


ARISTOTLE
Philosopher
NEW AMERICAN
GIN

Philosopher Gin & Bourbon Barrel Aged Gin

- Recipe includes 10 botanicals for a Citrus forward flavor profile
- Gold medals at SF World Spirits Comp
- Silver at ACSA
- Barrel Aged Gin 2022 Gin of the year - John Barleycorn


ARISTOTLE
Explorer
RUM

Explorer Navy Strength Rum

- Bottled at 120 proof
- Molasses and Evaporated Cane Juice recipe
- Gold and best Rum Fall 2022 - John Barleycorn

Market Strategy

First 18 Months

Initial **focus on high margin sales and in state distribution**

Build social media presence and build brand recognition with awards and promotional events

2023

eCommerce build and continue in state momentum

- Digital marketing is key with monthly spend of $2-4k with geographical and consumer profile targeting

- Influencer marketing relationship building - skew to local influencers

2024-2025

Leverage eCommerce sales data and existing relationships to **market into NY, NJ, FL, SC or CA with a new state coming online every 6 months**

Each newmarket will require initial lumps of promotional spend, and local brand ambassadors/influencers

Position Company for next round with new marketpenetration

2026 onward

New distribution relationships and sales staff builds leveraged to build on a new state every 3 months based upon existing eCommerce data, market size and opportunity

Further Production and sales capacity build needed from next funding round

5 Year Financials

	2023	2024	2025	2026	2027
Growth Rate	80%	60%	40%	65%	65%
Sales	$551,673	$882,677	$1,235,748	$2,038,985	$3,364,325
Cost of Sales	$122,802	$190,344	$256,964	$411,142	$657,828
Selling G&A	$429,624	$532,733	$617,970	$778,643	$981,090
EBIT	($753)	$159,600	$360,814	$849,199	$1,725,407
Taxes	$53,525	$141,921	$246,770	$496,021	$931,914
NOPAT	($54,277)	$17,679	$114,044	$353,179	$793,493

Momentum/Timeline

2019 — Business Formation

6/19 - founder funding secured and entity formed
12/20 - location selected and equipment ordered

2020 — Construction Begins

After lengthy design and permitting phase, construction begins Oct
SBA Loan closed Oct
Equipment delivery Dec

2021 — Grand Opening

6/25 - Grand opening launch
7/31 Gin product launch
8/31 first local liquor store placement
11/15
First gold medals
$100k revenue first 6 months
95 cases shipped

2022 — Foundation

5 further SKU's launched
Multiple more medals
Including Gin of the year and Best Rum
503 cases shipped
~340k revenue for year
Voted Distillery of the year by Raleigh News and Observer

2023 — Growth

eCommerce and digital marketing focus
1500 cases shipped
on premises sales focus
Over $500k sales
Aged Product Inventory Build

2024-2025 — Capacity Build

State distribution add on of ~5 states
production and sales capacity increases needed
next funding round planned close to end of term for further capacity and on site sales capabilities
Pass $1MM annual sales